General Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General Municipal Money Market Fund, covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period from December 1, 2006, through May 31, 2007, as provided by Colleen Meehan, Senior Portfolio Manager

Market and Fund Performance Overview

Yields of tax-exempt money market instruments remained relatively stable over the reporting period as the Federal Reserve Board (the "Fed") refrained from adjusting short-term interest rates throughout the reporting period.

For the six-month period ended May 31, 2007, the fund's Class A shares produced an annualized yield of 3.10%, and its Class B shares produced an annualized yield of 2.73%. Taking into account the effects of compounding, the fund's Class A and Class B shares produced annualized effective yields of 3.14% and 2.76%, respectively.[1]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Interest Rates Stabilize in a Slowing U.S. Economy

In the months leading up to the start of the reporting period, the U.S. housing market softened and energy prices fell, helping to relieve investors' inflation concerns as the rate of U.S. economic growth moderated from the more robust pace set earlier in 2006. The Fed lent credence to a more moderate inflation outlook when it refrained from raising interest rates over the reporting period, citing the likelihood that slower economic growth would reduce inflationary pressures.

Although Fed policy remained unchanged, investors' expectations of future interest-rate moves fluctuated with each new release of economic data. On one hand, moderating economic growth indicated to some investors that the Fed might begin to reduce interest rates to avoid a potential recession. On the other hand, stubborn inflationary pressures, including a strong U.S. labor market, suggested that the Fed would remain on hold, effectively delaying a change in monetary policy.

Yield Differences Decline Along the Market's Maturity Range

With short-term interest rates having stabilized, yields of tax-exempt money market securities remained within a relatively tight trading range. However, yields of longer-dated instruments declined, leaving little difference in the yields of securities with maturities between six months and four years. Investors therefore continued to focus on tax-exempt instruments maturing in six months or less.

Technical factors put downward pressure on tax-exempt money market yields. The growing U.S. economy reduced the borrowing needs of several states and municipalities, and some issuers revised their borrowing programs to rely more heavily on short-term variable-rate demand notes. Even as the supply of one-year municipal notes declined, investor demand remained strong as evidenced by an increase in money market fund assets to record levels. Since yield differences had declined to historically narrow levels, the tax-exempt money market saw demand from investors who, under more typical market conditions, invest primarily in longer-term fixed-income securities.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be roughly in line with industry averages. Whenever possible, we attempted to smooth out the fund's yield by limiting its exposure to variable-rate instruments. Instead, we found opportunities in tax-exempt commercial paper and seasoned municipal notes and bonds with maturities in the three- to six-month range.

Fund Remains Positioned for an Unchanged Fed Policy

Economic data have remained mixed as of the end of the reporting period, suggesting to us that the Fed is likely to stay on the sidelines. Indeed, the Fed held interest rates steady at its meeting in May, when it reiterated its view that inflation remains a more pressing risk to the economy than recession.

As of the end of the reporting period, the fund's weighted average maturity was slightly longer than industry averages, due primarily to our focus on commercial paper. In addition, the fund's weighted average maturity reflected our attempts to capture higher yields that have become available due to seasonal supply-and-demand factors.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.69% and an annualized effective yield of 2.73%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.12	$ 5.02
Ending value (after expenses)	$1,015.50	$1,013.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.13	$ 5.04
Ending value (after expenses)	$1,021.84	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .62% for Class A shares and 1.00% for Class B shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Short-Term Investments−102.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−3.0%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	4.00	6/7/07	3,765,000 [a]	3,765,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	3.91	6/7/07	3,015,000 [a]	3,015,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.83	6/7/07	12,500,000 [a,b]	12,500,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.81	6/7/07	2,455,000 [a]	2,455,000
Arizona−1.0%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.81	6/7/07	7,000,000 [a]	7,000,000
Arkansas−.9%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.84	6/7/07	6,675,000 [a]	6,675,000
California−2.5%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.86	6/7/07	18,119,481 [a,b]	18,119,481
Colorado−3.2%				
Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.84	6/7/07	5,000,000 [a]	5,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	3.81	6/7/07	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.86	6/7/07	4,500,000 a,b	4,500,000
Telluride, Excise Tax Revenue (Valley Floor Open Space Project) (LOC; Key Bank)	3.90	6/7/07	3,500,000 a	3,500,000
District of Columbia–2.3%				
Bank of New York Municipal Certificates Trust (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.90	6/7/07	10,273,000 a,b	10,273,000
Bank of New York Municipal Certificates Trust (District of Columbia Housing Finance Agency) (GIC; Trinity Plus Funding Corporation and Liquidity Facility; The Bank of New York)	3.90	6/7/07	6,440,500 a,b	6,440,500
Florida–6.9%				
Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.88	6/7/07	2,280,000 a,b	2,280,000
Dade County Industrial Development Authority, IDR (Spectrum Programs, Inc. Project) (LOC; Bank of America)	3.81	6/7/07	435,000 a	435,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.98	6/7/07	3,470,000 a	3,470,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	3.82	10/11/07	3,000,000	3,000,000
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Aviation Group-Fort Lauderdale Project) (LOC; Bank of America)	3.81	6/7/07	1,000,000 [a]	1,000,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.75	6/12/07	16,700,000	16,700,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	3.81	6/7/07	3,200,000 [a]	3,200,000
Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America)	3.81	6/7/07	500,000 [a]	500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.90	6/13/07	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.82	10/11/07	10,000,000	10,000,000
Georgia—5.8%				
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.83	6/7/07	5,000,000 [a]	5,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.83	6/7/07	3,100,000 [a]	3,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.85	6/7/07	15,000,000 a,b	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.93	6/13/07	15,420,000	15,420,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	3.82	6/7/07	3,500,000 a	3,500,000
Hawaii−1.1%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	3.82	6/7/07	8,000,000 a,b	8,000,000
Illinois−4.5%				
Chicago, Collateralized SFMR	3.87	3/6/08	8,000,000	8,000,000
Chicago, Midway Airport Second Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One)	3.96	6/1/07	6,000,000 a	6,000,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.83	6/7/07	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Cloverhill Pastry Vend Corporation) (LOC; JPMorgan Chase Bank)	3.99	6/7/07	2,640,000 a	2,640,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.85	6/7/07	4,000,000 a	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.86	6/7/07	4,000,000 [a]	4,000,000
Indiana−2.0%				
Indiana Bond Bank, Revenue (Interim Midyear Funding Program Notes)	3.87	6/26/07	8,000,000	8,000,000
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.84	6/7/07	5,500,000 [a]	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	895,000 [a,b]	895,000
Iowa−1.0%				
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.85	6/7/07	7,000,000 [a]	7,000,000
Kansas−2.7%				
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	3.86	6/7/07	2,500,000 [a]	2,500,000
Midwest Tax-Exempt Bond Grantor Trust (LOC; Huntington NB)	4.11	6/7/07	5,975,450 [a,b]	5,975,450
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.86	6/7/07	6,000,000 [a]	6,000,000
Pittsburg, Temporary Notes	3.80	6/15/08	4,930,000 [c]	4,931,183
Kentucky−5.8%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.85	6/7/07	34,200,000 [a]	34,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.86	6/7/07	2,100,000 ª	2,100,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	3.88	6/7/07	6,100,000 ª	6,100,000
Louisiana−.6%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	3.84	6/7/07	2,750,000 ª	2,750,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	4.08	6/7/07	1,600,000 ª	1,600,000
Maryland−2.2%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.93	6/7/07	9,100,000 ª	9,100,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.93	6/7/07	3,395,000 ª	3,395,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.93	6/7/07	3,520,000 ª	3,520,000
Massachusetts−1.4%				
Massachusetts, CP (LOC; BNP Paribas)	3.92	6/7/07	10,000,000	10,000,000
Michigan−.9%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.87	6/7/07	4,000,000 ª	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Michigan Strategic Fund, LOR (D&R Paint Company Project) (LOC; Fifth Third Bank)	3.96	6/7/07	2,465,000 a	2,465,000
Minnesota—1.6%				
Minnesota Rural Water Finance Authority, Public Projects Construction Notes	4.75	9/1/07	8,500,000	8,521,781
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.91	6/7/07	2,840,000 a	2,840,000
Missouri—.5%				
Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.85	6/7/07	3,385,000 a	3,385,000
Nevada—3.0%				
Clark County, IDR (Southwest Gas Corporation Project) (LOC; Bank of America)	3.87	6/7/07	6,000,000 a	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.81	6/7/07	8,110,000 a,b	8,110,000
Truckee Meadows Water Authority, Water Revenue (Insured; MBIA and Liquidity Facility; Citibank NA)	3.82	6/7/07	7,440,000 a,b	7,440,000
New Hampshire—.1%				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.88	6/7/07	375,000 a,b	375,000
New Mexico—.9%				
Santa Fe, Educational Facilities Refunding and Improvement Revenue (College of Santa Fe Project) (Insured; Radian Group and Liquidity Facility; Royal Bank of Canada)	3.81	6/7/07	6,250,000 a	6,250,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−3.2%				
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.65	6/13/07	15,000,000	15,000,000
Triborough Bridge and Tunnel Authority, General Revenue, Refunding (Liquidity Facility; Bank of America)	3.75	6/7/07	4,800,000 [a]	4,800,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.82	6/7/07	3,280,000 [a,b]	3,280,000
North Carolina−1.2%				
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.83	6/7/07	4,965,000 [a,b]	4,965,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	3,730,000 [a]	3,730,000
Ohio−6.3%				
Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.81	6/7/07	2,000,000 [a]	2,000,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.81	6/7/07	8,395,000 [a]	8,395,000
Cuyahoga County, IDR (King Nut Project) (LOC; National City Bank)	3.89	6/7/07	2,955,000 [a]	2,955,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.85	6/7/07	20,000,000 [a,b]	20,000,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.86	6/7/07	2,075,000 [a]	2,075,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.86	6/7/07	1,900,000 [a]	1,900,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.86	6/7/07	500,000 [a]	500,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	4.08	6/7/07	965,000 [a]	965,000
Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank)	3.84	6/7/07	7,630,000 [a]	7,630,000
Oklahoma−.6%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.70	11/15/07	4,100,000	4,100,000
Oregon−.5%				
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.98	6/7/07	3,905,000 [a]	3,905,000
Pennsylvania−6.6%				
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	3.93	6/7/07	845,000 [a]	845,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,500,000 [a]	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.81	6/7/07	4,135,000 a	4,135,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.79	6/7/07	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.81	6/7/07	11,700,000 a	11,700,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.83	6/7/07	4,800,000 a	4,800,000
South Carolina—4.1%				
Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.84	6/7/07	21,000,000 a,b	21,000,000
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	3.88	6/7/07	3,000,000 a	3,000,000
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.81	6/7/07	5,545,000 a,b	5,545,000
South Dakota—1.2%				
South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	3.89	6/7/07	8,885,000 a,b	8,885,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee−3.1%				
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	3.96	6/7/07	10,000,000 a	10,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.92	6/1/07	3,070,000 a	3,070,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC)	3.91	6/1/07	2,140,000 a	2,140,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Merrill Lynch Capital Services)	3.82	6/7/07	7,600,000 a,b	7,600,000
Texas−9.3%				
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	8/15/07	5,000,000	5,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.72	7/24/07	6,500,000	6,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	7/11/07	11,000,000	11,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.80	8/13/07	15,000,000	15,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	3.89	6/7/07	4,710,000 a	4,710,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Lubbock Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.40	3/1/08	3,940,000	3,955,697
North Central Texas Health Facilities Development Corporation, Revenue, CP (Methodist Hospital) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.90	6/6/07	10,000,000	10,000,000
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	3.80	6/21/07	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	4.08	6/7/07	7,000,000 [a,b]	7,000,000
Vermont—.8%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.85	7/17/07	6,000,000	6,000,000
Virginia—3.0%				
Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.88	6/7/07	3,655,000 [a]	3,655,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	3.81	6/7/07	4,500,000 [a]	4,500,000
Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; Manufacturers and Traders Trust Company)	3.86	6/7/07	13,520,000 [a]	13,520,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington−3.8%				
Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	6,980,000 a,b	6,980,000
Port of Seattle, Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	5,380,000 a,b	5,380,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.85	6/7/07	5,490,000 a	5,490,000
Washington Housing Finance Commission, MFHR (Cambridge Apartments Project) (LOC; U.S. Bank NA)	3.83	6/7/07	10,120,000 a	10,120,000
West Virginia−.4%				
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.88	6/7/07	2,800,000 a	2,800,000
Wisconsin−1.6%				
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.89	6/7/07	4,925,000 a	4,925,000
Sun Prairie Area School District, BAN	4.25	11/30/07	6,500,000	6,509,945
Wyoming−3.3%				
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	24,000,000	24,000,000
Total Investments (cost $747,907,037)			**102.9%**	**747,907,037**
Liabilities, Less Cash and Receivables			**(2.9%)**	**(21,002,783)**
Net Assets			**100.0%**	**726,904,254**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $190,543,431 or 26.2% of net assets.*

[c] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	88.1
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	2.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	9.8
					100.0

[†]   *Based on total investments.*
[d]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	747,907,037	747,907,037
Receivable for investment securities sold		4,764,407
Prepaid expenses		91,756
		752,763,200
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		617,926
Cash overdraft due to Custodian		20,045,060
Payable for investment securities purchased		4,931,183
Payable for shares of Common Stock redeemed		183,647
Accrued expenses		81,130
		25,858,946
Net Assets ($)		**726,904,254**
Composition of Net Assets ($):		
Paid-in capital		726,608,169
Accumulated net realized gain (loss) on investments		296,085
Net Assets ($)		**726,904,254**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	77,956,323	648,947,931
Shares Outstanding	78,187,345	648,704,884
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**14,728,945**
Expenses:	
Management fee–Note 2(a)	1,978,209
Shareholder servicing costs–Note 2(c)	1,068,581
Distribution and prospectus fees–Note 2(b)	688,731
Registration fees	63,013
Professional fees	30,222
Custodian fees	29,557
Prospectus and shareholders' reports	8,930
Directors' fees and expenses–Note 2(d)	6,927
Miscellaneous	25,902
Total Expenses	**3,900,072**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(149,821)
Net Expenses	**3,750,251**
Investment Income–Net	**10,978,694**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**263,267**
Net Increase in Net Assets Resulting from Operations	**11,241,961**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income–net	10,978,694	31,859,153
Net realized gain (loss) on investments	263,267	32,818
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**11,241,961**	**31,891,971**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,671,656)	(3,983,048)
Class B shares	(9,307,038)	(15,879,496)
E*TRADE Class	–	(12,018,316)
Total Dividends	**(10,978,694)**	**(31,880,860)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	236,861,559	850,032,810
Class B shares	1,348,707,951	2,202,323,784
E*TRADE Class	–	263,172,742
Dividends reinvested:		
Class A shares	1,572,469	3,887,954
Class B shares	9,323,730	15,841,223
E*TRADE Class	–	11,456,364
Cost of shares redeemed:		
Class A shares	(284,389,757)	(866,268,519)
Class B shares	(1,347,459,412)	(2,247,777,655)
E*TRADE Class	–	(1,075,789,787)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**(35,383,460)**	**(843,121,084)**
Total Increase (Decrease) in Net Assets	**(35,120,193)**	**(843,109,973)**
Net Assets ($):		
Beginning of Period	762,024,447	1,605,134,420
End of Period	**726,904,254**	**762,024,447**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.028	.017	.006	.006	.010
Distributions:						
Dividends from investment income−net	(.015)	(.028)	(.017)	(.006)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.11[a]	2.87	1.76	.64	.58	1.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62[a]	.60	.61	.60	.58	.57
Ratio of net expenses to average net assets	.62[a]	.59	.61	.60	.58	.57
Ratio of net investment income to average net assets	3.09[a]	2.82	1.70	.63	.59	1.02
Net Assets, end of period ($ X 1,000)	77,956	123,871	136,209	209,176	239,203	309,159

[a] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.014	.024	.014	.002	.002	.006
Distributions:						
Dividends from investment income−net	(.014)	(.024)	(.014)	(.002)	(.002)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.75[a]	2.47	1.38	.25	.20	.59
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.04[a]	1.04	1.05	1.05	1.04	1.04
Ratio of net expenses to average net assets	1.00[a]	1.00	.99	.99	.96	1.00
Ratio of net investment income to average net assets	2.73[a]	2.44	1.39	.24	.20	.59
Net Assets, end of period ($ X 1,000)	648,948	638,154	667,757	544,079	584,839	561,088

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue 20.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue two classes of shares: Class A (15 billion shares authorized) and Class B (5.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2007, sub-accounting service fees amounted to $170,752 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments`are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the

evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date.. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of

implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2007, Class B shares were charged $688,731, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, Class A shares were charged $29,228 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Shareholder Services Plan") Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through May 31, 2007 for Class B shares, to reduce the expenses of Class B shares of the fund, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each such class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. Pursuant to the Class B Shareholder Services Plan, during the period ended May 31, 2007, Class B shares were charged $853,759 and there was a reduction of $149,821 by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $14,062 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $336,115, Rule 12b-1 distribution plan fees $121,054, shareholder services plan fees $181,582, chief compliance officer fees $3,748 and transfer agency per account fees $3,360, which are offset against an expense reimbursement currently in effect in the amount of $27,933.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

General Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GTMXX   Class B: GBMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0918SA0507